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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.       GENERAL IDENTIFYING INFORMATION

         1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

                  [X]      Merger

                  [X]      Liquidation

                           The Registrant, MaxFund Trust, had two portfolios,
                           (i) Fifth Third/Maxus Aggressive Value Fund
                           ("Aggressive Value") and (ii) Fifth Third/Maxus Ohio Heartland Fund ("Ohio Heartland"). On August 13, 2001, all of the assets of Aggressive Value were transferred to Fifth Third Microcap Value Fund ("Microcap Value") a portfolio of Fifth Third Funds, in return for shares of Microcap Value and the assumption by Microcap Value of all liabilities of Aggressive Value (the "Aggressive Value Merger"). In addition, pursuant to a Plan of Liquidation and Termination adopted by the Registrant's Board of Trustees, all of the portfolio securities of Ohio Heartland were sold for cash and, on October 1, 2001, all of such cash was distributed proportionately to shareholders in complete liquidation of Ohio Heartland (the "Ohio Heartland Liquidation").

                  [  ]     Abandonment of Registration
                           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                  [  ]     Election of status as a Business Development Company
                           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

         2.       Name of fund: MaxFund Trust.

         3.       Securities and Exchange Commission File No.: 811-8499.

         4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  [X]      Initial Application.               [  ]     Amendment

         5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  1404 East Ninth Street
                  Fifth Floor
                  Cleveland, Ohio  44114



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         6.       Name, address and telephone number of individual the
                  Commission staff should contact with any questions regarding this form:

                  Michael J. Meaney, Esq.
                  McDonald, Hopkins, Burke & Haber Co., L.P.A.
                  2100 Bank One Center
                  600 Superior Avenue, E.
                  Cleveland, Ohio  44114-2653

         7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 3.1a-2]:

                  Fifth Third Asset Management, Inc.
                  38 Fountain Square Plaza
                  Cincinnati, Ohio  45263

                  Fifth Third Bank
                  38 Fountain Square Plaza
                  Cincinnati, Ohio  45263

         8.       Classification of fund (check only one):

                  [X]      Management company;

                  [  ]     Unit investment trust; or

                  [  ]     Face-amount certificate company.


         9. Subclassification if the fund is a management company (check only one):

                  [X]      Open-end                  [  ]     Closed-end

         10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Ohio

         11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Fifth Third Asset Management, Inc.
                  (formerly named "Maxus Asset Management, Inc.")
                  38 Fountain Square Plaza
                  Cincinnati, Ohio  45263

         12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:




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                  BISYS Fund Services Limited Partnership
                  3435 Stelzer Road
                  Columbus, Ohio  43219
                  (since January 2, 2001)

                  Fifth Third/Maxus Securities, Inc.
                  (formerly named "Maxus Securities Corp.")
                  1404 East Ninth Street
                  Fifth Floor
                  Cleveland, Ohio  44114
                  (prior to January 2, 2001)

         13.      If the fund is a unit investment trust ("UIT") provide:

                  (a)      Depositor's name(s) and address(es):

                  (b)      Trustee's name(s) and address(es):

         14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [  ]     Yes                                [X]      No

                  If Yes, for each UIT state:

                           Name(s):

                           File No.:        811-_____

                           Business Address:

          15.     (a)      Did the fund obtain approval from the board of
                           directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                           [X]      Yes                       [  ]     No

                           If Yes, state the date on which the board vote took place:

                           The Aggressive Value Merger was approved by the board on February 21, 2001.

                           The Ohio Heartland Liquidation was approved by the board on August 29, 2001.

                           If No, explain:

                  (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                           [X]       Yes (as to Aggressive Value Merger)
                           [X]       No   (as to Ohio Heartland Liquidation)






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                           If Yes, state the date on which the shareholder vote
                           took place:

                           The Aggressive Value Merger was approved by shareholders on June 15, 2001.

                           If No, explain:

                           The Declaration of Trust authorized the board of trustees to effect the Ohio Heartland Liquidation. Shareholder approval was not required.

II.      DISTRIBUTION TO SHAREHOLDERS

         16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X]      Yes                                [  ]     No

                  (a) If Yes, list the date on which the fund made those distributions:

                           Aggressive Value Merger:  August 13, 2001.
                           Ohio Heartland Liquidation:  October 1, 2001

                  (b) Were the distributions made on the basis of net assets?

                           [X]      Yes                       [  ]     No

                  (c) Were the distributions made pro rata based on share ownership?

                           [X]      Yes                       [  ]     No

                  (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  (e)      Liquidations only:
                           Were any distributions to shareholders made in kind?

                           [  ]     Yes                       [X]      No

                           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

         17.      Closed-end funds only:
                  Has the fund issued senior securities?

                  [  ]     Yes                                [  ]     No

                  If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:




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         18.      Has the fund distributed ALL of its assets to the fund's
                  shareholders?

                  [X]      Yes                                [  ]     No

                  If No,

                  (a) How many shareholders does the fund have as of the date this form is filed:

                  (b) Describe the relationship of each remaining shareholder to the fund:

         19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]     Yes                                [X]      No

III.     ASSETS AND LIABILITIES

         20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                  [  ]     Yes                                [X]      No

                  If Yes,

                  (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  (b)      Why has the fund retained the remaining assets?

                  (c)      Will the remaining assets be invested in securities?

                           [  ]     Yes                            [  ]     No

         21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ]     Yes                                [X]      No

                  If Yes,
                  (a) Describe the type and amount of each debt or other liability:

                  (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

         22.      (a)      List the expenses incurred in connection with the
                           Merger or Liquidation:

                           (i)      Legal expenses:

                           (ii)     Accounting expenses:




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                           (iii)    Other expenses (list and identify
                                    separately):

                           (iv) Total expenses (sum of lines (i)-(iii) above): Total expenses in the amount of approximately $510,000 have been or will be paid by Fifth Third Bank, an affiliate of the Fund's investment adviser, for the Mergers involving Fifth Third/Maxus Income Fund (File No. 811-4144), Fifth Third/Maxus Equity Fund (File No. 811-5865), Fifth Third/Maxus Laureate Fund (File No. 811-7516) and Fifth Third/Maxus Aggressive Value Fund (File No. 811-8499) and the liquidation involving Fifth Third/Maxus Ohio Heartland Fund (File No. 811-8499). No such expenses have been or will be paid by any of the Funds or their shareholders.

                  (b)      How were those expenses allocated?

                           No allocation was made.

                  (c)      Who paid those expenses?

                           Fifth Third Bank

                  (d)      How did the fund pay for unamortized expenses
                           (if any)?

                           Unamortized expenses were paid by the Fund's investment adviser.

         23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ]     Yes                                [X]      No

V.       CONCLUSION OF FUND BUSINESS

         24. Is the fund a party to any litigation or administrative proceeding?

                  [  ]     Yes                                [X]      No

                  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

         25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ]     Yes                                [X]      No

                  If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

         26.      (a)      State the name of the fund surviving the Merger:

                           Fifth Third Microcap Value Fund survived the
                           Aggressive Value Merger.




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                  (b)      State the Investment Company Act file number of the
                           fund surviving the Merger: 811-5669

                  (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                           Form N-14 of Fifth Third Funds, File No. 333-57288 and 811-5669, filed March 20, 2001.

                  (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MaxFund Trust, (ii) he or she is the Chairman of MaxFund Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                               /s/  Richard A. Barone
                                              ----------------------------------
                                              Richard A. Barone, Chairman















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